# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galecto, Inc., CIK 0001800315
CUSIP: 36322Q206
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300; Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP, One Embarcadero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8373

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,713,000; sole dispositive power 0; shared dispositive power 8,713,000; aggregate amount beneficially owned 8,713,000 (19.99% of the class)
  Comment: The securities include (i) 5,809,000 shares of common stock, par value $0.00001 per share ("Common Stock"), directly held by Fairmount Healthcare Fund II L.P. ("Fund II") and (ii) 2,904,000 shares of Common Stock directly held by Fairmount Healthcare Co-Invest V L.P. ("Co-Invest") and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.00001 per share (the "Series B Preferred Stock"), directly held by Fund II, (ii) 1,148,000 shares of Common Stock issuable upon conversion of 1,148 shares of Series C Non-Voting Convertible Preferred Stock, par value $0.00001 per share (the "Series C Preferred Stock"), directly held by Fund II and (iii) 574,000 shares of Common Stock issuable upon conversion of 574 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation for the holder, together with its affiliates, of 19.99% of the outstanding shares of Common Stock. The securities excluded reflect shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitations with respect to each of the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 43,595,335 shares of Common Stock outstanding as of February 9, 2026 as reported in the Issuer's registration statement on Form S-3ASR filed with the Securities and Exchange Commission (the "SEC") on February 9, 2026.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,809,000; sole dispositive power 0; shared dispositive power 5,809,000; aggregate amount beneficially owned 5,809,000 (13.32% of the class)
  Comment: The securities include 5,809,000 shares of Common Stock, and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock and (ii) 1,148,000 shares of Common Stock issuable upon conversion of 1,148 shares of Series C Preferred Stock. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation for the holder, together with its affiliates, of 19.99% of the outstanding shares of Common Stock. The securities excluded reflect shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitations with respect to each of the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 43,595,335 shares of Common Stock outstanding as of February 9, 2026 as reported in the Issuer's registration statement on Form S-3ASR filed with the SEC on February 9, 2026.
- Fairmount Healthcare Co-Invest V L.P. (CIK 0002091559): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,904,000; sole dispositive power 0; shared dispositive power 2,904,000; aggregate amount beneficially owned 2,904,000 (6.66% of the class)
  Comment: The securities include 2,904,000 shares of Common Stock and exclude 574,000 shares of Common Stock issuable upon conversion of 574 shares of Series C Preferred Stock. The conversion of the shares of Series C Preferred Stock is subject to a beneficial ownership limitation for the holder, together with its affiliates, of 19.99% of the outstanding shares of Common Stock. The securities excluded reflect shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock in excess of such beneficial ownership limitation. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitations with respect to the Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 43,595,335 shares of Common Stock outstanding as of February 9, 2026 as reported in the Issuer's registration statement on Form S-3ASR filed with the SEC on February 9, 2026.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,713,000; sole dispositive power 0; shared dispositive power 8,713,000; aggregate amount beneficially owned 8,713,000 (19.99% of the class)
  Comment: The securities include (i) 5,809,000 shares of Common Stock directly held by Fund II and (ii) 2,904,000 shares of Common Stock directly held by Co-Invest and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 1,148,000 shares of Common Stock issuable upon conversion of 1,148 shares of Series C Preferred Stock directly held by Fund II and (iii) 574,000 shares of Common Stock issuable upon conversion of 574 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation for the holder, together with its affiliates, of 19.99% of the outstanding shares of Common Stock. The securities excluded reflect shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitations with respect to each of the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 43,595,335 shares of Common Stock outstanding as of February 9, 2026 as reported in the Issuer's registration statement on Form S-3ASR filed with the SEC on February 9, 2026.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,713,000; sole dispositive power 0; shared dispositive power 8,713,000; aggregate amount beneficially owned 8,713,000 (19.99% of the class)
  Comment: The securities include (i) 5,809,000 shares of Common Stock directly held by Fund II and (ii) 2,904,000 shares of Common Stock directly held by Co-Invest and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 1,148,000 shares of Common Stock issuable upon conversion of 1,148 shares of Series C Preferred Stock directly held by Fund II and (iii) 574,000 shares of Common Stock issuable upon conversion of 574 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation for the holder, together with its affiliates, of 19.99% of the outstanding shares of Common Stock. The securities excluded reflect shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitations with respect to each of the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 43,595,335 shares of Common Stock outstanding as of February 9, 2026 as reported in the Issuer's registration statement on Form S-3ASR filed with the SEC on February 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Galecto, Inc.
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Comment: This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the SEC on November 17, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of Galecto, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over (i) 5,809,000 shares of Common Stock directly held by Fund II and (ii) 2,904,000 shares of Common Stock directly held by Co-Invest and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 1,148,000 shares of Common Stock issuable upon conversion of 1,148 shares of Series C Preferred Stock directly held by Fund II and (iii) 574,000 shares of Common Stock issuable upon conversion of 574 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation for the holder, together with its affiliates, of 19.99% of the outstanding shares of Common Stock. The securities excluded reflect shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitations with respect to each of the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Conversion of Series C Preferred Stock

Pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of the Series C Non-Voting Convertible Preferred Stock, dated November 7, 2025 (as corrected, the "Certificate of Designation"), following stockholder approval received on February 9, 2026 of the issuance of shares of Common Stock upon conversion of the Series C Preferred Stock, each share of Series C Preferred Stock automatically converted into 1,000 shares of Common Stock, subject to beneficial ownership limitations (the "Conversion"). On February 9, 2026, 5,809 shares of Series C Preferred Stock held by Fund II and 2,904 shares of Series C Preferred Stock held by Co-Invest automatically converted into 5,809,000 shares of Common Stock and 2,904,000 shares of Common Stock, respectively.

Lock-up Agreements

The securities of the Issuer held by the Reporting Persons, including the shares of Common Stock received upon conversion of the Series C Preferred Stock, are subject to the terms a lock-up agreement entered into with the underwriters for the Issuer's public offering, pursuant to which certain of the Reporting Persons agreed, subject to certain exceptions, not to directly or indirectly sell or otherwise transfer securities of the Issuer for a period of 60 days following the date of the final prospectus supplement relating to the public offering, which was February 10, 2026.

In connection with a public offering of securities by the Company, Fund II, Co-Invest and Mr. Harwin entered into lock-up agreements with the underwriters for the offering, pursuant to which Fund II, Co-Invest and Mr. Harwin agreed, subject to certain exceptions, not to directly or indirectly sell or otherwise transfer securities of the Company for a period of 60 days following the date of the final prospectus supplement relating to the public offering, which was February 10, 2026 (the "Lock-up Agreements").

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up
Agreement, which will be filed by the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are calculated based upon 43,595,335 shares of Common Stock outstanding as of February 9, 2026 as reported in the Issuer's registration statement on Form S-3ASR filed with the SEC on February 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons' securities include (i) 5,809,000 shares of Common Stock directly held by Fund II and (ii) 2,904,000 shares of Common Stock directly held by Co-Invest and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 1,148,000 shares of Common Stock issuable upon conversion of 1,148 shares of Series C Preferred Stock directly held by Fund II and (iii) 574,000 shares of Common Stock issuable upon conversion of 574 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation for the holder, together with its affiliates, of 19.99% of the outstanding shares of Common Stock. The securities excluded reflect shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitations with respect to each of the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
Transactions in the class effected during the past sixty days: Other than the Conversion, the Reporting Persons have not had any transactions in the shares of Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over the shares of Common Stock held on behalf of Fund II and Co-Invest.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on November 17, 2025).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (02/11/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (02/11/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (02/11/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (02/11/2026)
- Fairmount Healthcare Co-Invest V L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (02/11/2026)
- Fairmount Healthcare Co-Invest V L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (02/11/2026)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (02/11/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (02/11/2026)